SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934

Rand Logistics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

752182105

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

This Schedule is filed pursuant to Rule 13d-1(b)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 752182105

1)	Name of Reporting Person Ameriprise Financial, Inc. S.S. or I.R.S. Identification No. of Above Person IRS No. 13-3180631
2)

Check the Appropriate Box if a Member of a Group

(a)  ☐        (b)  ☒*

*This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 1,304,674
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 1,802,331
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,802,331
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 10.01%
12)	Type of Reporting Person HC

CUSIP NO. 752182105

1)	Name of Reporting Person Columbia Management Investment Advisers, LLC S.S. or I.R.S. Identification No. of Above Person IRS No. 41-1533211
2)

Check the Appropriate Box if a Member of a Group

(a)  ☐        (b)  ☒*

*This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3)	SEC Use Only
4)	Citizenship or Place of Organization Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 1,304,674
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 1,802,331
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,802,331
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 10.01%
12)	Type of Reporting Person IA

CUSIP NO. 752182105

1)	Name of Reporting Person Columbia Small Cap Core Fund S.S. or I.R.S. Identification No. of Above Person IRS No. 04-3343831
2)

Check the Appropriate Box if a Member of a Group

(a)  ☐        (b)  ☒*

*This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3)	SEC Use Only
4)	Citizenship or Place of Organization Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 1,006,432
	6)	Shared Voting Power 0
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 1,006,432
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,006,432
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 5.59%
12)	Type of Reporting Person IV

1(a)	Name of Issuer:	Rand Logistics, Inc.

1(b)	Address of Issuer’s Principal Executive Offices:	500 Fifth Avenue, 50th Floor New York, NY 10110

2(a)	Name of Person Filing:	(a) Ameriprise Financial, Inc. (“AFI”) (b) Columbia Management Investment Advisers, LLC (“CMIA”) (c) Columbia Small Cap Core Fund (“Fund”)

2(b)	Address of Principal Business Office:	(a) Ameriprise Financial, Inc. 145 Ameriprise Financial Center Minneapolis, MN 55474 (b) 225 Franklin St. Boston, MA 02110 (c) 225 Franklin St. Boston, MA 02110

2(c)	Citizenship:	(a) Delaware (b) Minnesota (c) Massachusetts

2(d)	Title of Class of Securities:	Common Stock

2(e)	Cusip Number:	752182105

3	Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):
(a) Ameriprise Financial, Inc.

A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)
(b) Columbia Management Investment Advisers, LLC

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(c) Columbia Small Cap Core Fund

An investment company in accordance with Rule 13d-1(b)(1)(ii)(D).

4

Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

CMIA and AFI do not directly own any shares of Common Stock of the issuer. As the investment adviser to the Fund and various other unregistered and registered investment companies and other managed accounts, CMIA may be deemed to beneficially own the shares reported herein by the Fund. Accordingly, the shares reported herein by CMIA include those shares separately reported herein by the Fund.

As the parent holding company of CMIA, AFI may be deemed to beneficially own the shares reported herein by CMIA. Accordingly, the shares reported herein by AFI include those shares separately reported herein by CMIA.

Each of AFI and CMIA, and the subsidiaries identified on the attached Exhibit I, disclaims beneficial ownership of any shares reported on this Schedule.

5	Ownership of 5% or Less of a Class: Not Applicable

6	Ownership of more than 5% on Behalf of Another Person:

To the knowledge of AFI, CMIA and the Fund, no other persons besides AFI, CMIA and the Fund and those persons for whose shares of common stock CMIA and AFI report beneficial ownership have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities of the issuer reported herein. As of December 31, 2014, only the Fund owned more than 5% of the class of securities reported herein.

Any remaining shares reported herein by CMIA are held by various other funds or accounts managed by CMIA which each have the right to receive any dividends paid by the issuer and could terminate their respective investment advisory relationship with CMIA and then subsequently direct the use of proceeds from the sale of the common stock owned by such fund or account. To CMIA’s knowledge, none of these other funds or accounts own more than 5% of the outstanding shares of the issuer as December 31, 2014.

7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

AFI: See Exhibit I

8	Identification and Classification of Members of the Group:

Not Applicable

9	Notice of Dissolution of Group:

Not Applicable

10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2015

By:	/s/ Martha Skinner
Name: Martha Skinner
Title: Director – Financial Reporting – Accounting and Administration Services

Columbia Management Investment Advisers, LLC

By:	/s/ Amy Johnson
Name: Amy Johnson
Title: COO and Managing Director

Columbia Small Cap Core Fund

By:	/s/ Paul Goucher
Name: Paul Goucher
Title: Senior Vice President, Chief Legal Officer and Assistant Secretary

Contact Information
Martha Skinner Director – Fund Administration – Financial Reporting Telephone: (612) 671-7086

Exhibit Index

Exhibit I	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II	Joint Filing Agreement